SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) no. 06.164.253/0001 -87
N.I.R.E. (Companies Registrar) no. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JULY 22, 2005

Date, Time and Place of Meeting: Held on July 22, 2005, at 9:00 a.m., at the company’s headquarters, located at Rua Tamoios, 246, térreo, Jardim Aeroporto, CEP 04630-000, in the city of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors Call for meeting: Waived, once all of the members of the Company’s Board of Directors attended. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Agenda: To resolve on (i) the presentation of the 2Q05 financial statements, duly revised by an independent audit company; and (ii) presentations of the Company’s committees. Resolutions taken: After necessary clarifications: (i) financial statements referring to the second quarter of 2005 were submitted, and the Board members decided to await the opinion of the Audit Committee for respective approval; and (ii) the members of the Company’s committees attending the meeting presented the respective recommendations. Referring to the Audit Committee, this recommended to the Board the approval of the Company’s financial statements related to the second quarter of 2005, which were duly revised by an independent audit company, and approved by this Board, by unanimous vote. Hence, the referred financial statements duly approved and initialed by the Presiding Board, shall have a copy filed at the company’s headquarters and shall be released during legal form and term; and (iii) given the memorandum of understanding signed with company “ITA”, the Board members approved the incorporation of a new subsidiary of the company in Bermuda, named as “GOMEX”, with the purpose of concentrating the company’s interest in the Mexican corporation. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, July 22, 2005

__________________________________
Constantino de Oliveira Júnior – Chairman

__________________________________
Henrique Constantino – Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.